

Mail Stop 3561

October 5, 2016

<u>Via E-mail</u>
Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

Re: Concha Y Toro Winery, Inc.
Form 20-F for the Year Ended December 31, 2015
Filed May 11, 2016
File No. 001-13358

Dear Mr. Solar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Items 5: Operating And Financial Review And Prospects
A.   Operating Results, page 32

1.   We note from your disclosure on page 39 and elsewhere in your filing that over 81% of your revenues are related to sales which are denominated in foreign currencies and approximately 50% of your expenses are also denominated in foreign currencies. Please confirm to us that you will revise your discussion in future filings to quantify the net impact of the changes in foreign currency exchange rates on your operating results for the periods presented in your financial statements. Please provide us with a revised discussion of operating results for 2015 compared to 2014 that includes a discussion

regarding the net impact of the changes in foreign currency exchange rates on your operating results for these periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel, at (202) 551-3813 if you have questions regarding these comments.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining